Exhibit 99.1

Mountain Province Diamonds Announces the Inclusion of 157 Carat Exceptional Rough Diamond in its February Sale

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Feb. 16, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX: MPVD) (OTCQX: MPVD) announces the upcoming sale of the largest gem quality diamond recovered to date from the Gahcho Kué mine, located in Canada's Northwest Territories.

Mountain Province Diamonds Announces the Inclusion of 157 Carat Exceptional Rough Diamond in its February Sale (CNW Group/Mountain Province Diamonds Inc.)

The diamond is a 157.38 carat gem of exceptional quality. Named "Polaris" after the North Star, this diamond exhibits a rare natural blue fluorescence that echoes its Canadian Arctic origins.

Reid Mackie, the Company's Vice President Diamond Marketing said, "We are thrilled to offer Polaris at our upcoming February sale. It is an extraordinary stone, recovered at the end of an extraordinary year. Polaris, the North Star, is an enduring touch point of light for those navigating under northern skies. It remains a celestial constant as the earth rotates and the seasons change. We take inspiration from this stone and the beautiful light suspended within it, as we, our customers, and indeed the world, navigate forward to more positive times."

Polaris will be offered for sale at Mountain Province's second sale of the year at Bonas Group's offices in Antwerp. Included in the offering are more than thirty, high quality gd+10.8 carat rough diamonds as well as the Company's customary run-of-mine assortments.

Viewings will be held from February 22 with the sale closing on March 5, 3PM CET via online highest bid tender. https://mpvbids.com/

Mountain Province's Gahcho Kué Mine, located at the edge of Canada's Arctic Circle. From the start of production in late 2016 the mine has established itself as a regular source of exceptional, gem quality, large diamonds. In 2020 Mountain Province sold over 400 individual diamonds larger than 10.8 carats.

Interested buyers are advised to contact Bonas-Couzyn on +32 (0)3 233 70 80 to arrange an appointment.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Reid Mackie, Vice President Diamond Marketing, 161 Bay Street, Suite 141, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 16-FEB-21